Exhibit 15
November 4, 2008
Board of Directors
Lawson Products, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form S-8 no. 33-17912 dated November 4, 1987) of Lawson Products, Inc. and subsidiaries of our report dated November 6, 2008 relating to the review of the condensed consolidated balance sheet of Lawson Products, Inc. and subsidiaries as of September 30, 2008, and the related condensed consolidated statements of operations for the three and nine month periods ended September 30, 2008 and 2007 and the condensed consolidated statements of cash flows for the nine month period ended September 30, 2008 and 2007, which are included in the Form 10-Q for the quarter ended September 30, 2008.
Pursuant to Rule 4369(c) of the Securities Act of 1933 our report is not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ ERNST & YOUNG LLP
Chicago, Illinois